1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date April 27, 2011	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Revised Form of Proxy for Use at the Annual General Meeting for the Year Ended 31 December 2010

The Number of Shares Represented by the Proxy Form [1]

I/We2                                                                                                                                                                                                             , of2:                                                                                                                                                                         , being the registered holder(s) of                                                                                                                                     H shares of RMB 1.00 each in the capital of Yanzhou Coal Mining Company Limited (the “Company”), HEREBY APPOINT3 the Chairman of the 2010 annual general meeting of the Company (the “Annual General Meeting”) or                                                                                                                        of                                                                                                                                                                                                  as my/our proxy/proxies to attend on my/our behalf at the Annual General Meeting (and/or at any adjournment thereof) to be held at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China at 8:30 a.m. on Friday, 20 May 2011. The proxy/proxies will vote on the resolutions listed in the Notice of Annual General Meeting as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

		AS ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]

1	To consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31 December 2010
2	To consider and approve the working report of the supervisory committee of the Company for the year ended 31 December 2010
3	To consider and approve the audited financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2010
4	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2010 and to authorize the Board to distribute an aggregate cash dividend of RMB2,901.9 million (tax inclusive), equivalent to RMB0.59 (tax inclusive) per share to the shareholders of the Company
5.	To consider and approve the appointment of the directors of the fifth session of the Board for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of directors of the sixth session of the Board		N/A	N/A
	(i)	Mr. Li Weimin (re-appointment)
	(ii)	Mr. Wang Xin (re-appointment)
	(iii)	Mr. Zhang Yingmin (new appointment)
	(iv)	Mr. Shi Xuerang (re-appointment)
	(v)	Mr. Wu Yuxiang (re-appointment)
	(vi)	Mr. Zhang Baocai (re-appointment)
6.	To consider and approve the appointment of the independent directors of the fifth session of the Board for a term of three years commencing from the conclusion of the AGM and ending the date of the conclusion of the general meeting for the election of independent directors of the sixth session of the Board		N/A	N/A
	(i)	Mr. Wang Xianzheng (new appointment)
	(ii)	Mr. Cheng Faguang (new appointment)
	(iii)	Mr. Wang Xiaojun (new appointment)
	(iv)	Mr. Xue Youzhi (new appointment)
7.	To consider and approve the appointment of the non-worker representative supervisors of the fifth session of the supervisory committee of the Company for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of the non-worker representative supervisors of the sixth session of the supervisory committee of the Company		N/A	N/A
	(i)	Mr. Song Guo (re-appointment)
	(ii)	Mr. Zhou Shoucheng (re-appointment)
	(iii)	Mr. Zhang Shengdong (re-appointment)
	(iv)	Ms. Zhen Ailan (re-appointment)

1

8	To consider and approve the remuneration of the directors and supervisors of the Company for the year ended 31 December 2011
9	To consider and approve the “Proposal regarding purchase of liability insurance for the directors of the Company”
10	To consider and approve the “Proposal regarding the approval of bidding by the Company for the mining rights of Zhuan Longwan coal mine field in Inner Mongolia”
11	To consider and approve the “Proposal regarding the appointment of external auditors of the Company for the year ending 31 December 2011 and their remuneration”, and the appointment of Grant Thornton Jingdu Tianhua and Shine Wing Certified Public Accountants as the Company’s international and domestic auditors for the year 2011, respectively, until the conclusion of the next annual general meeting, and to determine their remuneration arrangements
12	To consider and approve the “Resolution on authorising the Company to handle matters in relation to financing activities at fixed interest rate”

AS SPECIAL RESOLUTIONS
13	To consider and approve the “Proposals regarding the amendments to the Articles of Association of Yanzhou Coal Mining Company Limited (the “Articles”), the Rules of Procedure for Shareholders’ Meetings of Yanzhou Coal Mining Company Limited (the “Rules of Procedure for Shareholders’ Meetings”) and the Rules of Procedure for the Board of Yanzhou Coal Mining Company Limited (the “Rules of Procedure for the Board”), and to authorize any of the directors to make further adjustments at his discretion with reference to the requirements of the relevant authorities and to seek approval and make the relevant filing with the relevant authorities at the appropriate time, particulars of which are set out in the circular of the Company dated 25 March 2011
14	To consider and approve to authorize the Board of Directors to issue H shares of the Company, details of which are more particularly described in the Notice of the 2010 Annual General Meeting and the circular of the Company dated 25 March 2011
15	To consider and approve the general mandate on authorizing the Board of Directors to repurchase H shares of the Company, details of which are more particularly described in the Notice of the 2010 Annual General Meeting and the circular of the Company dated 25 March 2011

Signature[7]:	Date:	2011

Notes:

1.	Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name.

2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.

3.	If the person other than the Chairman of the Annual General Meeting is to be appointed as proxy, please delete “the Chairman of the Annual General Meeting or” and insert into the blank space the name and address of the proxy appointed. Each shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

4.	Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Annual General Meeting other than those referred to in the notice convening the Annual General Meeting.

5.	This form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.

6.	To be valid, this form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof.

7.	A proxy attending the Annual General Meeting must present his proof of identity.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC